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DORATO RESOURCES INC.

#507, 837 West Hastings Street

Vancouver, BC   V6C 3N6

INFORMATION CIRCULAR

(As at June 26th, 2007 except as indicated)

For the Annual General Meeting to be Held on July 31st, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of DORATO RESOURCES INC. (the “Company”) for use at our annual general meeting (the “Meeting”) of our shareholders to be held on Tuesday, July 31st, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Form of Proxy is solicited by our Management.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by our regular officers and employees.  We may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Form of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by us.  None of our directors have advised that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are our directors.  If you wish to appoint some other person (who need not be a shareholder) to represent you at the Meeting you may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the Form of Proxy or by completing another proper Form of Proxy and in either case delivering the completed Proxy to our office at #507, 837 West Hastings Street, Vancouver, BC, V6C 3N6, not less forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or with the Chairman of the Meeting prior to the scheduled commencement of the meeting.

The Form of Proxy must be dated and be signed by you or by your attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, you may revoke a Proxy either by (a) signing a Form of Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Form of Proxy is required to be executed as set out in the notes to the Form of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders are “non-registered shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, we have distributed copies of the Notice of Meeting, this Information Circular and the Form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non- Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Company, as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

THE SHARES REPRESENTED BY PROXY WILL BE VOTED OR WITHHELD FROM VOTING BY THE PROXY HOLDER IN ACCORDANCE WITH YOUR INSTRUCTIONS ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF YOU SPECIFY A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS.  The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

The enclosed Form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, our management knows of no such amendment, variation or other matter which may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of our directors or senior officers, no proposed nominee for election as a director, none of the persons who have been directors or senior officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the 2007 Stock Option Plan pursuant to which the directors and officers may receive incentive stock options.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

We are authorized to issue 100,000,000 common shares without par value, of which 4,618,187 common shares were issued and outstanding as of the Record Date.

At our general meeting, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record on the close of business on the record date, being June 26th, 2007, who either personally attend the Meeting or who complete and deliver an Form of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of our directors and senior officers, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to our voting securities.

As of the 26th day of June, 2007, our current directors and senior officers as a group, directly and indirectly, controlled 1,295,221 of our common shares.

STATEMENT OF EXECUTIVE COMPENSATION

Pursuant to BC Form 51-904F – Statement of Executive Compensation (“Form 51-904F”) of the Regulation to the British Columbia Securities Act, R.S.B.C. 1996, c. 418 (the “Securities Act”), the Company is a "small business issuer", which is defined as a corporation that:

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had revenues of less than $25,000,000 in its most recently completed financial year;

-

is not a non-redeemable investment fund or mutual fund;

-

has a public float of less than $25,000,000; and

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if it is a subsidiary of another corporation, that other corporation is also a small business issuer.

For the purpose of this Information Circular:

"equity security" means securities of a corporation that carry a residual right to participate in earnings of that corporation and, upon liquidation or winding up of that corporation, its assets;

“Named Executive Officers” means the following individuals:  (a) each CEO;  (b) each CFO;  (c) each of a corporation’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and  (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of a corporation at the end of the most recently completed financial year-end;

"Option" means all options, share purchase warrants and rights granted by a corporation or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment.

"Public Float" means the aggregate of the market value of each class of equity securities of a corporation, excluding securities that are beneficially owned, directly or indirectly, or over which control or direction is exercised by persons or companies that alone, or together with their respective associates and affiliates, beneficially own or exercise control or direction over more than 10% of the issued and outstanding equity securities of a corporation.

"LTIP" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the corporation or an affiliate of the corporation, the price for the corporation's securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

"SAR" means a stock appreciation right, which is a right, granted by a corporation or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Named Executive Officers

We have two Named Executive Officers, being Anton J. Drescher, our President and Donna M. Moroney, our Corporate Secretary.

The following table is a summary of the compensation paid to Named Executive Officers during the three (3) most recently completed financial years, for services rendered to us.

Summary Compensation Table

Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Anton J. Drescher President	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	(1) 30,028 (1) 28,964 (1) 25,970	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Donna M. Moroney Secretary	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	$7,418.25 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Includes management fees of $26,413 (2006: $25,936) and professional fees of $3,615 (2006: $3,028).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all our equity compensation plans as of June 26th, 2007.  Our equity compensation plan consists of our 2006 Stock Option Plan.

Table of Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders	Nil	N/A	Nil
Equity Compensation Plans Not Approved By Securityholders	N/A	N/A	N/A
Total	N/A		N/A

Our 2006 Stock Option Plan provides for the issuance of stock options to acquire up to 10% of our issued common shares as of the date of granting of the option(s), subject to standard anti-dilution adjustments.  This is a “rolling” plan as the number of common shares reserved for issuance pursuant to the grant of stock options will increase as our issued and outstanding common shares increases.

Long-Term Incentive Plans - Awards in most recently completed Financial Year

During the most recently completed fiscal year ended January 31, 2007 we had not awarded or instituted any LTIP's in favour of its Named Executive Officer.

Option/SAR Grants during the most recently completed Financial Year

During the most recently completed fiscal year ended January 31, 2007 there were no Options or SAR'S granted to the Named Executive Officers.

Aggregate Option/SAR Exercises during the most recently completed Financial Year and Financial Year End Option/SAR Values

During the most recently completed fiscal year ended January 31, 2007 no Options and/or SAR's were exercised by our Named Executive Officers.

Option and SAR Repricing during the most recently completed Financial Year

During the most recently completed fiscal year ended January 31, 2007 no Options or SAR's were re-priced by the Company for the Named Executive Officers.

Defined Benefit or Actuarial Plan Disclosure

We have no retirement plans, pension plans or other forms of retirement compensation for our Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as set forth elsewhere in this Information Circular, there are no arrangement for compensation of the Named Executive Officers, or other directors of the Company, in the event of termination of employment, changes in responsibilities and/or employment contracts, or in the event of change of control of the Company.

COMPENSATION OF DIRECTORS

For our most recently completed fiscal year ended January 31, 2007:

(a)

no compensation of any kind was accrued, owing or paid to any of our directors for acting in their capacity as such;

(b)

no arrangements of any kind existed with respect to the payment of compensation of any kind to any of our directors for acting in their capacity as such;

(c)

no compensation of any kind was accrued, owing or paid to any of the directors for services rendered to the Company as consultants or experts; and

(a)

no arrangements of any kind existed with respect to the payment of compensation of any kind to any of our directors for services rendered, or proposed to be rendered, to the Company as consultants or experts.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors or officers, or any subsidiary thereof (if any), or any associates or affiliates of any of them, is or has been indebted to us at any time during our last three (3) completed financial years, in connection with the purchase of our securities, or otherwise.  There has been no indebtedness the subject of a guarantee, support agreement, letter of credit or other arrangement provided by us.

INTEREST OF INFORMED PERSON IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of our most recently completed financial year, which has materially affected or will materially affect us, other than as disclosed by us during the course of the year or as disclosed herein.

MANAGEMENT CONTRACTS

Our management functions are not, to any substantial degree, performed by a person or persons other than our directors or senior officers, other than as disclosed herein.

PARTICULARS OF MATTERS TO BE ACTED UPON

Directors’ Report to Shareholders and Financial Statements

The Directors’ Report to Shareholders, our audited financial statements for the fiscal year ending January 31, 2007 (the "Financial Statements") and the auditor’s report thereon will be presented to shareholders at the Meeting.  The Financial Statements and auditor’s report are being mailed to shareholders of record with this Information Circular.  Copies of the Financial Statements, auditor’s report, Notice of Annual General Meeting, Information Circular and Form of Proxy will also be available from the Company.

Appointment of Auditors and Remuneration of Auditor

Shareholders will be asked to appoint Amisano Hanson, Chartered Accountants, of Suite 604, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7, to serve as our auditor until our next annual general meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration.

Management recommends the appointment of Amisano Hanson, Chartered Accountants, as our auditor.

Election of Directors

The persons named in the enclosed Proxy intend to vote for the election of a Board of Directors comprised of three persons.  Each director of the Company is elected annually and holds office until the next annual meeting of shareholders, unless that person ceases to be a director before then.  In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted (if management's proxies are selected) in favour of the nominees herein listed.  Management does not contemplate that any of the nominees will be unable to serve as a director.  The number of directors to be elected at the Meeting is proposed to be fixed at three.

The following table sets out the names of our nominees for election as directors, the positions and offices which they presently hold, the length of time they have served as our directors, their respective principal occupations or employments during the past five years if such nominee is not presently an elected director and the number of shares which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Country of Ordinary Residence and Other Positions, if any, held with the Company	Date First Became a Director	Expiry of Term	Number of Shares Beneficially Owned Directly or Indirectly
Anton J. Drescher Burnaby, BC President and Director	1993	At the next annual meeting of shareholders	1,245,221
Gerhard Drescher Delta, BC Director	2000	At the next annual meeting of shareholders	12,500
Rowland Perkins Calgary, Alberta Director	2005	At the next annual meeting of shareholders	12,500

All of the proposed nominees are ordinarily resident in Canada.

We do not have an Executive Committee of our Board of Directors.

Principal Occupation or Employment During the Past Five Years of Nominee Directors

Unless otherwise stated, each of the below-named nominees has held the principal occupation or employment indicated for the past five years.

Anton J. Drescher (President) - Mr. Drescher is President and has been a director since 1993.  Mr. Drescher has provided administrative and consulting services in his capacity as President and a Director of Harbour Pacific Capital Corp. since 1998 and Westpoint Management Consultants Ltd since 1978.  Mr. Drescher also currently serves as a director and/or officer of the following TSX listed companies: USA Video Interactive Corp. since December 1994 and International Tower Hill Mines Ltd. since October 1991.  Mr. Drescher obtained a Diploma in Financial Management from the British Columbia Institute of Technology in June 1974.  He also obtained his Certified Management Accountant's designation in October 1981.

Gerhard J. Drescher has been a director since 2000.  From 1989 to present, Mr. Drescher has been the President of Python Technologies of Delta, British Columbia, Canada, an electronics consulting firm.

Rowland Perkins – Mr. Perkins has been a director since 2005.  He has been President and a director of eBackup Inc., of Calgary, Alberta, since 2001.  He was previously Alberta Regional Manager of Securitinet Storage Solutions from 1999 to 2001.  Mr. Perkins also currently serves as a director and/or officer of the following TSX listed companies: USA Video Interactive Corp. since January 2005 and Waymar Resources Ltd. since June 2005.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) a reporting issuer in those jurisdictions that have adopted MI 52-110 is required to provide disclosure with respect to its audit committee including the text of the audit committee’s charter, composition of the committee, and the fees paid to the external auditor.  Accordingly, we provide the following disclosure with respect to our audit committee:

Relationship with Auditors

MI 52-110 requires us to disclose annually in our information circular certain information relating to our Audit Committee and its relationship with our independent auditors.

Audit Committee Charter

The Audit Committee Charter is annexed hereto as Schedule “A”.

Composition of the Audit Committee

Our Audit Committee is comprised of Anton J. Drescher, Gerhard Drescher and Rowland Perkins.  As defined in MI 52-110, Rowland Perkins is independent.  Also as defined in MI 52-110, all of the audit committee members are “financially literate”.  Anton J. Drescher, Gerhard Drescher and Rowland Perkins have the industry experience necessary to understand and analyze financial statements of the level of complexity of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

Audit Committee Oversight

Since the commencement of our most recently completed fiscal year, our Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of our most recently completed financial year and the effective date of MI 52-110, we have not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total amount of fees payable to the auditor in the fiscal year in which the non-audit services were provided.

Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

We have not adopted specific policies and procedures for the engagement of non-audit services. The Audit Committee will review the engagement of non-audit services as required.

Exemption

We are relying on the exemption provided by Part 6.1 of MI 52-110 for Venture Issuers which allows for an exemption from Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110 and allows for the short form of disclosure of audit committee procedures set out in Form 52-110F2 and disclosed in this Information Circular.

External Auditor Service Fees (by category)

	Year ended January 31, 2007	Year Ended January 31, 2006
Audit fees	$ 9,869	$8,864
Audit related fees	0	0
Tax fees	0	0
All other fees	$ 2,347	$4,344
Total:	$12,216	$12,620

Stock Option Plan

Our Board of Directors wish to adopt a new stock option plan (the “2007 Stock Option Plan”), subject to acceptance by our shareholders.

The purpose of the 2007 Stock Option Plan is to allow us to grant options to our directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company.  The granting of such options is intended to align the interests of such persons with that of the Company.

The number of shares reserved for issuance under the 2007 Stock Option Plan shall be 10% of our issued share capital as at the date of granting.  We do not presently have any outstanding stock options.

If the 2007 Stock Option Plan is not adopted, options will be granted and amended from time to time, subject to shareholder approval as required.

Our Board of Directors may grant options pursuant to the 2007 Stock Option Plan prior to the annual general meeting, on the basis that such options will not be exercisable unless and until the 2007 Stock Option Plan has been approved by the shareholders.

A copy of the proposed 2007 Stock Option Plan is attached hereto as Schedule “B”.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form as follows:

"RESOLVED, as an ordinary resolution, that:

1.

the 2007 Stock Option Plan, in the form attached hereto as Schedule “B” and presented at the annual general meeting, be and is hereby approved;

2.

the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the 2007 Stock Option Plan entitling the option holders to purchase common shares of the Company;

3.

the maximum number of common shares of the Company reserved for issuance under the2007  Stock Option Plan shall be 10% of the issued and outstanding share capital at the time of granting;

4.

the Board of Directors or any committee created pursuant to the 2007 Stock Option Plan be and is hereby authorized to make such amendments to the 2007 Stock Option Plan from time to time, as may be required by the applicable regulatory authorities, or may, in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of all applicable regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the 2007 Stock Option Plan, the approval of the shareholders;

5.

the approval of the 2007 Stock Option Plan by the Board of Directors be ratified, approved and confirmed and any one director of the Company be and is hereby authorized to execute any and all documents as the director deems necessary to give effect to the transactions contemplated in the 2007 Stock Option Plan;

6.

the Company be and is hereby authorized to abandon or terminate all or any part of the adoption of a 2007 Stock Option Plan if the Board of Directors of the Company deem it appropriate and in the best interest of the Company to do so ;and

7.

the Board of Directors be authorized in its sole discretion, to amend, postpone, or abandon the implementation of the foregoing resolutions, including the implementation of the 2007 Stock Option Plan, if, in the Board of Directors' sole opinion, the circumstances so warrant."

Management of the Company considers it desirable and in the best interests of the Company to approve the 2007 Stock Option Plan.

Recommendation of Our Directors

Our directors have reviewed and considered all facts respecting the foregoing matters, which they have considered to be relevant to shareholders.  It is the unanimous recommendation of our directors that shareholders vote for passage of the foregoing resolutions.

OTHER MATERIAL FACTS

Our management is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to us can be found on SEDAR at www.sedar.com.  Our financial information is provided in our comparative financial statements and Management Discussion & Analysis (“MD&A”) for our most recently completed financial year.  Copies of our financial statements and MD&A, as well as additional copies of this Information Circular, may be obtained from us upon request at Suite 570, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6.

CERTIFICATION

The undersigned hereby certifies that the contents and the sending of this Information Circular to you has been approved by our Board of Directors. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 27th day of June, 2007.

By Order of the Board of

DORATO RESOURCES INC.

“Anton J. Drescher”

Anton J. Drescher,

President

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Schedule “A”

DORATO RESOURCES INC.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1.      PURPOSE

The Audit Committee (the "Committee") of Dorato Resources Inc. (“Dorato”) is a committee of the Board of Directors with the responsibility under the governing legislation of Dorato to review the financial statements, accounting policies and reporting procedures of Dorato.

The primary function of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information provided by Dorato to any governmental body or the public, the systems of internal controls of Dorato regarding finance, accounting and legal compliance that management and the Board have established, and the auditing, accounting and financial reporting processes of Dorato generally. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the policies, procedures and practices at all levels of Dorato.

The primary duties and responsibilities of the Committee are to:

•

Serve as an independent and objective party to monitor the financial reporting process and the system of internal controls of Dorato.

•

Monitor the independence and performance of the auditor of Dorato (the “Auditor”) and the internal audit function of Dorato.

•

Provide an open avenue of communication among the Auditor, financial and senior management and the Board of Directors.

The Committee will primarily fulfill these responsibilities by carrying out the activities set out in Section 4 of this Charter.

2.      COMPOSITION

•

The Committee shall be comprised of two or more directors as determined by the Board of Directors.  The composition of the Committee shall adhere to all applicable corporate and securities laws and all requirements of the stock exchanges on which shares of Dorato are listed.  In particular, the composition of the Committee shall be in accordance with Multilateral Instrument 52-110 – Audit Committees, and the required qualifications and experience of the members of the Committee, subject to any exemptions or other relief that may be granted from time to time.

•

All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall be a "financial expert" in accordance with applicable laws and all requirements of the stock exchanges on which shares of Dorato are listed.

•

Members of the Committee shall be elected by the Board at the meeting of the Board held immediately after the annual meeting of shareholders or such other times as shall be determined by the Board and shall serve until the next such meeting or until their successors shall be duly elected and qualified.

•

Any member of the Committee may be removed or replaced at any time by the Board of Directors and shall cease to be a member of the Committee as soon as such member ceases to be a director.  Subject to the foregoing, each member of the Committee shall hold such office until the next annual meeting of shareholders after his or her election as a member of the Committee.

•

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may from time to time determine.

3.      MEETINGS

•

The Committee may appoint one of its members to act as Chairman of the Committee.  The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary").  The Secretary does not have to be a member of the Committee or a director and can be changed by written notice from the Chairman.

•

No business may be transacted by the Committee except at a meeting at which a quorum of the Committee is present or by a consent resolution in writing signed by all members of the Committee.  A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one half of the number of members plus one shall constitute a quorum.

•

The Committee will meet as many times as is necessary to carry out its responsibilities, but in no event will the Committee meet less than four times a year. The Committee shall meet at least once annually with the Auditor.  As part of its duty to foster open communication, the Committee should meet at least annually with management and the Auditor in separate executive sessions to discuss any matters that the Committee or each of these parties believe should be discussed privately.  In addition, the Committee shall meet with the Auditor and management at least quarterly to review the financial statements of Dorato.

•

The time at which, and the place where, the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Chairman, unless otherwise provided for in the Articles of Dorato or otherwise determined by resolution of the Board of Directors.

•

The Committee may invite to, or require the attendance at, any meeting of the Committee, such officers and employees of Dorato, legal counsel or other persons as it deems necessary in order to perform its duties and responsibilities.  They should also be requested or required to attend meetings of the Committee and make presentations to the Committee as appropriate.

•

Subject to the provisions of the governing legislation of Dorato and applicable regulations the Chairman of the Committee may exercise the powers of the Committee in between meetings of the Committee.  In such event, the Chairman shall immediately report to the members of the Committee and the actions or decisions taken in the name of the Committee shall be recorded in the proceedings of the Committee.

4.      RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

Documents/Reports Review

•

Review and recommend for approval to the Board of Directors of Dorato any revisions or updates to this Charter.  This review should be done periodically, but at least annually, as conditions dictate.

•

Review the interim unaudited quarterly financial statements and the annual audited financial statements, and the related press releases of Dorato and report on them to the Board of Directors.

•

Satisfy itself, on behalf of the Board of Directors, that the unaudited quarterly financial statements and annual audited financial statements of Dorato are fairly presented both in accordance with generally accepted accounting principles and otherwise, and recommend to the Board of Directors whether the quarterly and annual financial statements should be approved.

•

Satisfy itself, on behalf of the Board of Directors, that the information contained in the quarterly financial statements of Dorato, annual report to shareholders and similar documentation required pursuant to the laws of Canada does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made.

•

Review any reports or other financial information of Dorato submitted to any governmental body, or the public, including any certification, report, opinion or review rendered by the Auditor.

•

Review, and if deemed advisable, approve all related party transactions as defined in the governing legislation of Dorato.

•

Have the right, for the purpose of performing their duties: (i) to inspect all the books and records of Dorato and its subsidiaries; (ii) to discuss such accounts and records and any matters relating to the financial position of Dorato with the officers and auditors of Dorato and its subsidiaries and the Auditor; (iii) to commission reports or supplemental information relating to the financial information; (iv) to require the Auditor to attend any or every meeting of the Committee; and (v) to engage such independent counsel and other advisors as are necessary in the determination of the Committee.

•

Permit the Board of Directors to refer to the Committee such matters and questions relating to the financial position of Dorato and its affiliates or the reporting related to it as the Board of Directors may from time to time see fit.

Independent Auditor

•

Be directly and solely responsible for the appointment, compensation, and oversight of the work of the Auditor of Dorato upon shareholder approval of the appointment, with such Auditor being ultimately accountable to the shareholders, the Board and the Committee.

•

Act as the Auditor's channel of direct communication to Dorato. In this regard, the Committee shall, among other things, receive all reports from the Auditor of Dorato, including timely reports of:

1.

all critical accounting policies and practices to be used;

2.

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the management of Dorato, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor of Dorato; and

3.

other material written communications between the Auditor and the management of Dorato, including, but not limited to, any management letter or schedule of unadjusted differences.

•

Satisfy itself, on behalf of the Board of Directors that the Auditor is "independent" of management, within the meaning given to such term in the rules and pronouncements of the applicable regulatory authorities and professional governing bodies.  In furtherance of the foregoing, the Committee shall request that the Auditor at least annually provide a formal written statement delineating all relationships between the Auditor and Dorato, and request information from the Auditor and management to determine the presence or absence of a conflict of interest.  The Committee shall actively engage the Auditor in a dialogue with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor. The Committee shall take, or recommend that the full Board take, appropriate action to oversee the independence of the Auditor.

•

Be responsible for pre-approving all audit and non-audit services provided by the Auditor; provided, however, that the Committee shall have the authority to delegate such responsibility to one or more of its members to the extent permitted under applicable law and stock exchange rules.

•

Review the performance of the Auditor and make recommendations to the Board of Directors as to whether or not to continue to engage the Auditor.

•

Determine and review the remuneration of the Auditor and any independent advisors (including independent counsel) to the Committee.

•

Satisfy itself, on behalf of the Board of Directors, that the internal audit function has been effectively carried out and that any matter which the Auditor wishes to bring to the attention of the Board of Directors has been addressed and that there are no "unresolved differences" with the Auditor.

Financial Reporting Process and Risk Management

•

Review the audit plan of the Auditor for the current year and review advice from the Auditor relating to management and internal controls and the responses of Dorato to the suggestions made put forth.

•

Monitor the internal accounting controls, informational gathering systems and management reporting on internal controls of Dorato.

•

Review with management and the Auditor the relevance and appropriateness of the accounting policies of Dorato and review and approve all significant changes to such policies.

•

Satisfy itself, on behalf of the Board of Directors, that Dorato has implemented appropriate systems of internal control over financial reporting and the safeguarding of the assets of Dorato and other "risk management" functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the assets of Dorato, management, financial and business operations and the health and safety of employees and that these systems are operating effectively.

•

Review and approve the investment and treasury policies of Dorato and monitor compliance with such policies.

•

Establish procedures for the receipt and treatment of (i) complaints received by Dorato regarding accounting, controls, or auditing matters and (ii) confidential, anonymous submissions by employees of Dorato as to concerns regarding questionable accounting or auditing.

Legal and Regulatory Compliance

•

Satisfy itself, on behalf of the Board of Directors, that all material statutory deductions have been withheld by Dorato and remitted to the appropriate authorities.

•

Without limiting its rights to engage counsel generally, review, with the principal legal external counsel of Dorato, any legal matter that could have a significant impact on the financial statements of Dorato.

•

Satisfy itself, on behalf of the Board of Directors, that all regulatory compliance issues have been identified and addressed.

Budgets

•

Assist the Board of Directors in the review and approval of operational, capital and other budgets proposed by management.

General

•

Perform any other activities consistent with this Charter, the By-laws of Dorato and governing law, as the Committee or the Board of Directors deem necessary or appropriate.

Schedule “B”

DORATO RESOURCES INC.

2007 STOCK OPTION PLAN

Dated for Reference June 26tht, 2007

PART I - DEFINITIONS AND INTERPRETATION

Definitions

1.1

In this Stock Option Plan:

(a)

"Accelerated Vesting Event" means the occurrence of any one of

(i)

a take-over bid as defined in the Securities Act (British Columbia) is made for Common Shares or Convertible Securities which, if successful would result (assuming the conversion, exchange or exercise of the Convertible Securities, if any, that are the subject of the take-over bid) in any person or persons acting jointly or in concert (as such phrase is defined in the Securities Act (British Columbia)) or persons associated or affiliated with such person or persons within the meaning of the Business Corporations Act (British Columbia) beneficially, directly or indirectly, owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least three-quarters of the votes attaching to all shares in the capital of the Corporation that may be cast to elect Directors,

(ii)

the acquisition or continuing ownership by any person or persons acting jointly or in concert (as such phrase is defined in the Securities Act (British Columbia), directly or indirectly, of Common Shares or of Convertible Securities, which, when added to all other securities of the Corporation at the time held by such person or persons, or persons associated or affiliated with such person or persons within the meaning of the Business Corporations Act (British Columbia) (collectively, the "Acquirors"), and assuming the conversion, exchange or exercise of Convertible Securities beneficially owned by the Acquirors, results in the Acquirors beneficially owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least three-quarters of the votes attaching to all shares in the capital of the Corporation that maybe cast to elect Directors,

(iii)

the sale, lease, exchange or other disposition of all or substantially all of the Corporation's assets, or

(iv)

an amalgamation, merger, arrangement or other business combination (a "Business Combination") involving the Corporation that results in the securityholders of the parties to the Business Combination other than the Corporation owning, directly or indirectly, shares of the continuing entity that entitle the holders thereof to cast at least three-quarters of the votes attaching to all shares in the capital of the continuing entity that may be cast to elect Directors;

(b)

"Associate" has the meaning ascribed thereto in the Securities Act (British Columbia);

(c)

"Board" means the board of directors of the Corporation;

(d)

"Common Shares" means the common shares without par value in the capital of the Corporation;

(e)

“Consultant” means, in relation to the Corporation, an individual or a consultant Corporation, other than an Employee or a Director, that:

(i)

is engaged to provide on a ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate (as defined in the policies of the Exchange) of the Corporation,

(ii)

provides the services under a written contract between the Issuer or the Affiliate and the individual or a Consultant Corporation;

(iii)

in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate of the Issuer; and

(iv)

has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

(f)

"Convertible Securities" means securities convertible into, exchangeable for or representing the right to acquire Common Shares;

(g)

"Corporation" means Dorato Resources Inc.;

(h)

"Director" means a director of the Corporation;

(i)

"Effective Date" of an Option means the date on which the Option is granted, whether or not the grant is subject to any Regulatory Approval;

(j)

"Employee" means:

(i)

an individual who is considered an employee of the Corporation or its subsidiary, if applicable, under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source),

(i)

an individual who works full- time for the Corporation or its subsidiary, if applicable, providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source, or

(iii)

an individual who works for the Corporation or its subsidiary, if applicable, on a continuing and regular basis for a minimum amount of time per week determined by the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source;

(k)

“Exchange” means the TSX Venture Exchange;

(l)

"Expiry Date" of an Option means the day on which an Option lapses;

(m)

"Insider" means

(i)

an insider of the Corporation as defined in the Securities Act (British Columbia), other than a person who is an insider solely by virtue of being a director or senior officer of a Subsidiary, and

(ii)

an Associate of a person who is an Insider by virtue of §(i);

(n)

“Investor Relations Activities” means any activities, by or on behalf of the Corporation that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i)

the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation

(A)

to promote the sale of products or services of the Corporation, or

(B)

to raise public awareness of the Corporation, that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii)

activities or communications necessary to comply with the requirements of

(A)

applicable securities laws,

(B)

the requirements of the Exchange or the by- laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Corporation;

(iii)

communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

(A)

the communication is only through the newspaper, magazine or publication, and

(B)

the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv)

activities or communications that may be otherwise specified by the Exchange.

(o)

"Market Price" of Shares at any Grant Date means the last closing price per Share preceding the Corporation's announcement of the grant of the Option or, if the grant is not announced, on the trading day immediately preceding the Grant Date, or if the Shares are not listed on any stock exchange, "Market Price" of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

(p)

"Officer" means an individual who is an officer of the Corporation;

(q)

"Option" means a right to purchase Common Shares granted under this Stock Option Plan to a Director, Officer or Employee;

(r)

"Outstanding Issue" means the number of Common Shares outstanding on a non-diluted basis;

(s)

"Option Commitment" means the notice of grant of an Option delivered by the Corporation to an Optionee and substantially in the form of the Schedule “A” attached hereto

(t)

"Optioned Shares" means Common Shares subject to an Option;

(u)

"Optionee" means an individual to whom an Option is granted by the Corporation under this Stock Option Plan;

(v)

"Regulatory Approval" means the approval of the TSX Venture Exchange and every other stock exchange or securities regulatory agency whose approval is required in the circumstances;

(w)

"Retired" means

(i)

with respect to an Officer or Employee, the retirement of the Officer or Employee within the meaning of the Canada Pension Plan, after attainment of age 65, and

(ii)

with respect to a Director, cessation of office as a Director, other than by reason of death, after attainment of age 70;

(x)

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, share distribution plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to any Director, Officer or Employee, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guaranty or otherwise;

(y)

"Stock Option Plan" means this 2007 Stock Option Plan;

(z)

"Subscription Price" means the amount payable on an exercise of an Option;

(aa)

"Subsidiary" means a subsidiary as determined under the Business Corporations  Act (British Columbia);

(bb)

"Totally Disabled", with respect to an Employee or Officer, means that, solely because of disease or injury the Employee or Officer is deemed by a qualified physician selected by the Corporation to be unable to work at any occupation which the Employee or Officer is reasonably qualified to perform and, with respect to a Director, means that, solely because of disease or injury, the Director is deemed by a qualified physician selected by the Corporation to be unable to carry out his or her responsibilities on the Board;

(cc)

reference to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations; and

(dd)

the words "the last day on which the Officer or Employee worked for the Corporation or a Subsidiary of the Corporation" means, with respect to an Officer or Employee whose employment has been terminated by the Corporation or a Subsidiary of the Corporation:

(i)

other than for cause, either

(A)

the day specified by the Corporation or such Subsidiary in writing to the Officer or Employee as being the last day on which the Officer or Employee is to work for the Corporation or a Subsidiary of the Corporation, or

(B)

if such Officer or Employee is given pay in lieu of advance notice of a pending effective date of termination, the day on which such notice of termination is given in writing by the Corporation or such Subsidiary to the Officer or Employee, and

(ii)

for cause, the day on which the notice of termination was given.

PART 2 - STOCK OPTION PLAN

Purpose of Stock Option Plan

2.1

The purpose of this Stock Option Plan is to recognize contributions made by Directors, Officers and Employees and to provide for an incentive for their continuing relationship with the Corporation and its Subsidiaries.

Eligibility

2.2

Options to purchase unissued Common Shares may be granted from time to time under this Stock Option Plan by the Board, on the recommendation of the Chief Executive Officer of the Corporation, to Directors, Officers and Employees.

Incorporation of Terms of Stock Option Plan

2.3

Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of each Option granted under this Stock Option Plan.

Maximum Shares to be Allotted

2.4

The maximum aggregate number of Common Shares that may be allotted for issuance under this Stock Option Plan, shall not exceed 10% of the number of issued shares of the Corporation at the time of granting of options under this Stock Option Plan.

PART 3 - TERMS AND CONDITIONS OF OPTIONS

Subscription Price

3.1

The Subscription Price per Common Share to be acquired on the exercise of an Option will be the Discounted Market Price per share for the Common Shares on the TSX Venture Exchange on the last trading day on such exchange before the Effective Date of the Option.

Term of Options

3.2

The term of an Option will be such period after the Effective Date thereof, not exceeding 5 years, as the Board determines at the time of granting of the Option.

Vesting Schedule for Options Granted to Consultants or Consultant Companies Conducting Investor Relations Activities

3.3

An Option granted to a Consultant or Consultant Corporation conducting Investor Relations Activities will become vested with the right to exercise 1/4 of the Option upon the conclusion of every 3 months subsequent to the date of granting of the Option, such that such Optionee will be vested with the right to exercise 100% of the Option upon the conclusion of 12 months from the date of granting of the Option.  By way of example, in the event that such Optionee did not exercise 1/4 of the Option at the conclusion of 3 months from the date of granting, such Optionee would be entitled to exercise 1/2 of the Option upon the conclusion of 6 months from the date of granting.

Provided, however, that notwithstanding any vesting schedule specified in respect of any particular option, Options shall become fully vested, and each Optionee shall be entitled to exercise his or her option in respect of the full number of Optioned Shares, upon the occurrence of an Acceleration Event, subject to review and acceptance of the Acceleration Event by the Exchange.

Variation of Vesting Periods

3.4

If the Board determines with respect to an Optionee that it is desirable to alter the vesting periods of any particular Option, it may fix the vesting of that Option before or after its grant in such manner as it determines in its discretion, subject to the policies of the Exchange.

3.5

If there occurs an Accelerated Vesting Event each Option held by an Optionee may be exercised by the Optionee at any time or from time to time on or before the Expiry Date of the Option, subject to the approval of the Exchange; provided that with respect to an Option held by an Officer or Employee the Accelerated Vesting Event must have occurred on or before the last day on which the Officer or Employee worked for the Corporation or a Subsidiary of the Corporation.

Limitation on Right to Exercise

3.6

No Option may be exercised after

(a)

the time at which the Optionee ceases to be a Director, or

(b)

in the case of an Officer or Employee, 5:00 p.m. Pacific Standard Time on the last day on which the Officer or Employee worked for the Corporation or a Subsidiary of the Corporation

(each of §(a) and (b) being the "particular time"), except as follows:

(i)

an Option that would otherwise so cease to be exercisable by reason of the death of the Optionee at the particular time may be exercised by the personal representatives of the Optionee, from time to time no later than the earlier of the Expiry Date of the Option and one year after the particular time, as to a total number of shares not exceeding the number of vested shares as to which the Optionee did not exercise the Option before the particular time, including shares as to which pursuant to §3.3 or §3.4 the Optionee was at the particular time not yet entitled to exercise the Option.  Any unvested Options shall be cancelled upon termination of the Option;

(ii)

an Option that would otherwise so cease to be exercisable by reason that the particular time is the effective time that the Optionee has Retired or become Totally Disabled may be exercised by the Optionee, from time to time no later than the earlier of the Expiry Date of the Option and ninety days after the particular time, or, if the Optionee is engaged in Investor Relations Activities, then thirty days after the particular time, as to a total number of shares not exceeding the number of vested shares as to which the Optionee did not exercise the Option before the particular time, including shares as to which pursuant to §3.3 or §3.4 the Optionee was at the particular time not yet entitled to exercise the Option.  Any unvested Options shall be cancelled upon termination of the Option;

(iii)

an Option that would otherwise so cease to be exercisable by reason that in circumstances in which neither §(i) nor §(ii) applies,

(A)

the particular time is the effective time that the Optionee ceases to be a Director, or

(B)

the particular time

(I)

is 5:00 p.m. Pacific Standard Time on the last day on which the Officer or Employee worked for the Corporation or a Subsidiary of the Corporation, except where the office or employment was terminated for cause, and

(II)

is not a time immediately before which the office might have been terminated by the Corporation or a Subsidiary of the Corporation, or the employment terminated by the Corporation or a Subsidiary of the Corporation, for cause, may be exercised by the Optionee or, if the Optionee dies after the particular time, the personal representatives of the Optionee, from time to time no later than 5:00 p.m. Pacific Standard Time on the earlier of the Expiry Date of the Option and the day that is 30 days after the particular time, as to a total number of shares not exceeding the number of shares as to which the Optionee was entitled to and did not exercise the Option immediately before the particular time.

Non-Assignability

3.7

Except as provided in §3.6 or as permitted by applicable regulatory authorities in connection with a transfer to a registered retirement savings plan or registered retirement income fund established by or for the Optionee or under which the Optionee is the beneficiary, an Option may be exercised only by the Optionee to whom it is granted and will not be assignable.

Adjustment

3.8

The number of Common Shares subject to an Option and the price per share payable on exercise of an Option will be subject to adjustment in the events and in the manner following:

(a)

if the Common Shares are subdivided or consolidated after the Effective Date of an Option, or the Corporation pays to holders of Common Shares of record as of' a date after the Effective Date of an Option a dividend payable in Common Shares,

(i)

the number of Common Shares which would be acquired on any exercise of the Option thereafter will be adjusted to the number of such shares that the Optionee would hold through the combined effect of such exercise and such subdivision, consolidation or stock dividend if the time of the subdivision or consolidation or the record date of such stock dividend had been immediately after the exercise,

(ii)

the price per share payable on such an exercise of such an Option will be adjusted in inverse proportion to the adjustment under §(i) in the number of shares that may be acquired or such exercise,

and the number of such shares referred to in §2.4 and §5.4(c) and considered as previously allotted for the purposes of applying §2.4 and §5.4(c) will be correspondingly adjusted;

(b)

if there is any capital reorganization, reclassification or other change or event affecting the Common Shares to which §(a) does not apply, the Board will determine whether in the circumstances it is just and equitable that there be some alteration in the securities or other consideration to be acquired by Optionees on the exercise of Options then outstanding and will make such amendments to the Stock Option Plan as the Board considers appropriate in the circumstances to ensure a just and equitable result;

(c)

the Corporation will not be required to issue any fractional share in satisfaction of its obligations hereunder or make any payment in lieu thereof

Disputes

3.9

If any question arises at any time with respect to the Subscription Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in §3~8, such question will be conclusively determined by the Corporation's auditors, or, if the auditors decline to so act, any other firm of chartered accountants in Vancouver, British Columbia that the Corporation may designate, and such auditors or other firm will have access to all appropriate records and its determination will be binding upon the Corporation and each Optionee.

PART 4 - PROCEDURE

Option Commitment

4.1

Upon the granting of an Option hereunder the Chief Executive Officer of the Corporation will deliver to the Optionee an Option Commitment detailing the terms of the Option and upon such delivery the Optionee will be a participant in this Stock Option Plan and have the right to purchase the Optioned Shares at the Subscription Price set out therein, subject to the terms of this Stock Option Plan.

4.2

Upon the occurrence of an event to which §3.8 applies, the Chief Executive Officer of the Corporation may, and if so directed by the Board will, deliver to any Optionee with respect to any Option a revised Option Commitment, identified as such, with respect to shares as to which the Option has not been exercised, reflecting the application of §3.8 by reason of that event.

Manner of Exercise

4.3

An Optionee being entitled to and wishing to exercise an Option may do so only by delivering to the Corporation at its head office

(a)

a written notice addressed to the Corporation specifying the number of Optioned Shares being acquired pursuant to the Option, and

(b)

a certified cheque or bank draft payable to the Corporation for the aggregate Subscription Price for the Optioned Shares being acquired.

Share Certificates

4.4

Upon an exercise of an Option the Corporation will direct its transfer agent to issue a share certificate to an Optionee for the appropriate number of Optioned Shares not later than five days thereafter.

PART 5 - GENERAL PROVISIONS

Effective Date of Plan

5.1

This Stock Option Plan will become effective on the receipt of both Regulatory Approval and shareholder approval.

Administration

5.2

Subject to such limitations as may from time to time be imposed by the Board, the Chief Executive Officer will be responsible for the general administration of this Stock Option Plan, the proper execution of its provisions, the interpretation of this Stock Option Plan and the determination of all questions arising pursuant to this Stock Option Plan, and without limiting the generality of the foregoing, the Chief Executive Officer will have the power to grant Options pursuant to this Stock Option Plan and allot Common Shares for issuance on the exercise of Options.

Limitations on Issue

5.3

The number of Common Shares reserved for issue to any person in any twelve month period under this Stock Option Plan may not exceed 5% of the Outstanding Issue.

5.4

Under this Stock Option Plan and any other Share Compensation Arrangement, the number of Common Shares that may be

(a)

reserved for issuance to Insiders of the Corporation may not exceed 10% of the number of issued shares of the Corporation at the time of granting of options under this Stock Option Plan;

(b)

issued to any one Director or Employee, within any 12 month year period may not exceed 5% of the Outstanding Issue at the time of granting;

(c)

issued to any one Insider and his or her Associates within any 12 month period, may not exceed 5% of the Outstanding Issue at that time.

(d)

issued to any one Consultant within any 12 month period may not exceed 2% of the Outstanding Issue at the time of granting;

(e)

issued to an Employee, Consultant or Director conducting Investor Relations Activities within any 12 month period may not exceed 2% of the Outstanding Issue at the time of granting;

Amendment

5.5

Subject to Regulatory Approval, the Board may amend, suspend, terminate or discontinue this Stock Option Plan, or revoke or alter any action taken pursuant to this Stock Option Plan, except that no amendment, suspension, termination or discontinuance of this Stock Option Plan will alter or impair any Option without the written consent of the Optionee.

Governing Law

5.6

This Stock Option Plan will be construed in accordance with and the rights of the Corporation and each Optionee will be governed by the laws of British Columbia and the laws of Canada applicable therein.

Notice

5.7

Each notice, demand or communication required or permitted to be given under this Stock Option Plan will be in writing and will be delivered to the person to whom it is addressed, and the date of delivery of such notice, demand or communication will be the date of receipt by the addressee.

Employment

5.8

Nothing contained in this Stock Option Plan will confer upon any Optionee or Employee any right with respect to employment or continuance of employment with the Corporation or a Subsidiary, or interfere in any way with the right of the Corporation or a Subsidiary to terminate the Optionee's or Employee's employment at any time. Participation in this Stock Option Plan by an Optionee or Employee will be voluntary.

No Representation or Warranty

5.9

The Corporation makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of this Stock Option Plan. Notwithstanding any other provision of this Stock Option Plan, the Corporation has no obligation to issue or deliver any Common Shares under this Stock Option Plan or to make any other distribution of benefits hereunder unless such issuance, delivery or distribution would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity.

Price Amendment

5.10

Subject to §3.8, the terms of an Option that has been issued will not, after the issue of the Option, be amended except in compliance with the applicable policies of the Exchange.

5.11

Disinterested shareholder approval is required if the Subscription Price of an Option granted to an Insider is to be reduced.

Approved by the Board of Directors

of DORATO RESOURCES INC.

on June 26th, 2007.

- # -

SCHEDULE “A”

DORATO RESOURCES INC.

2007 STOCK OPTION PLAN

OPTION COMMITMENT

____________, 20___

Notice is hereby given that, effective _____________________ 20__ (the "Effective Date") Dorato Resources Inc. (the "Corporation"), pursuant to the Corporation's 2007 Stock Option Plan (the "Plan"), as it may have been amended to the Effective Date, granted to ________________________ (the "Optionee"), an Option (the "Option") to acquire up to _____________________ Common shares in the capital of the Corporation (the "Optioned Shares") on or before ______________, 20___ at a Subscription Price of Cdn. $______________ per share.

The grant of the Option is made on and subject to the vesting provisions and other terms and conditions of the Plan, which are incorporated by reference herein.  In addition, pursuant to the policies of the TSX Venture Exchange, any Optioned Shares acquired within four months of the date of this commitment form may not be traded until such four-month period has expired and a legend to that effect will be placed on any share certificate issued. The number of Optioned Shares will be adjusted if and to the extent required in accordance with Section 3.8 of the Plan.

To exercise the Option, the Optionee must deliver to the Corporation at its head office a written notice addressed to the Corporation specifying the number of Optioned Shares that the Optionee wishes to acquire, together with a certified cheque or bank draft payable to the Corporation for the aggregate Subscription Price for such shares. A share certificate evidencing the Optioned Shares thereby acquired will be issued to the Optionee by the Corporation's transfer agent in accordance with the Plan.

DORATO RESOURCES INC.

By

 ___________________________

______________________________

Chief Executive Officer